

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China

> **Re: Global Pharm Holdings Group, Inc.**
> **correspondence submitted November 16, 2010 regarding**
> **Amendment No. 1 to Form 8-K**
> **Filed August 25, 2010**
> **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you response to comment one in our letter dated September 27, 2010. The action you propose, amending your annual report on Form 10-K, will not register your securities under Section 12 of the 1934 Act. Please file a 1934 Act registration statement.

2.   Please amend the Form 8-K to comply with the comments in our prior letter and the comments in this letter.

3.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

1. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c) the nature of his or her contractual or other relationship to you;
    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    a) the name and address of the accounting firm or organization;

b) the qualifications of their employees who perform the services for your company;
c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d) how many hours they spent last year performing these services for you; and
e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b) how many hours they spent last year performing these services for you; and
c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

6. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Form 8-K/A filed August 25, 2010

Business History, page 5

4. We repeat comment four in our letter dated September 27, 2010. The proposed response should be expanded to name and describe prior shareholders of Binominal and Wisdom Fortune from their inception dates, which should also be disclosed.

5. We note your response to comment five in our letter dated September 27, 2010, and we re-issue that comment. In this regard, all of the proposed disclosure provided in response to comments 40, 41 and 43 should be provided under this section. All of the agreements referenced in the proposed disclosure should be filed as exhibits to the Form 8-K.

Description of our Business, page 5

6.   We note your response to comment eight in our letter dated September 27, 2010, and we re-issue that comment. Please revise to provide a brief background discussion of Mr. Tsai's August 6, 2010 share purchase from Rhonda Heskett, including the price and other consideration exchanged, any third parties involved, and a discussion of how the parties became acquainted and ultimately decided to enter into an arrangement with one another.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 44

7.   We note the reference to "statistics of China Association of Traditional Chinese Medicine" in your response to comment 18 in our letter dated September 27, 2010. If these statistics are publicly available and require no monetary payment to access them, please revise your disclosure to provide a citation to this information. Otherwise, please provide us with a copy of this information.

Liquidity and Capital Resources, page 50

8.   We note your revised disclosure in response to comment 22 in our letter dated September 27, 2010. Please specify which of the two loans "is secured by our inventories worth of RMB 6,000,000."

9.   We note you anticipate your operating cash flow will increase in the future. Please explain your basis for this statement.

Certain Relationships and Related Transactions, page 64

10.   We repeat prior comment 29. Please disclose the principal terms of the Trust Agreements, Equity Transfer Agreements, Earn In Agreements, Share Exchange Agreements and any other agreement involving related parties. Please file all of the agreements as exhibits to the Form 8-K.

11.   We note your revised disclosure in response to comment 30 in our letter dated September 27, 2010, and we partially re-issue that comment. Please clarify the origin of the receivable.

12.   We note your response to comment 33 in our letter dated September 27, 2010, and we re-issue that comment. The tabular disclosure in your response letter appears to conflict with the paragraph in your response letter that immediately precedes the table.

Responses to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 – Organization, page F-6

13.   We read your responses to our prior comments 40 and 41. Typically a transaction
        involving the issuance of monetary consideration by a third party for all of the
        outstanding shares of a company is accounted for according to the acquisition
        method. We note your assertion that the acquisition by the Mei Li Tsai-controlled
        entities (Fortune Wisdom and Binomial) for monetary consideration of the three
        operating PRC entities (Tongdetang, Xuelingian and Yaoyuan) was a transaction
        among entities under common control. However, the face of the transaction
        suggests that it should have been accounted for according to the acquisition
        method. We do not have sufficient information to conclude otherwise at this
        time. Please provide us with courtesy copies, in English, of the Equity Transfer
        Agreement and the Earn In Agreement. Please also provide us with a courtesy
        copy, in English, of the Share Exchange Agreement as described in the response
        to prior comment 40. We presume the Share Exchange Agreement referred to in
        the response is not the same as the Exchange Agreement filed as Exhibit 10.1 to
        the Form 8-K/A as it does not include the terms you describe.

14.   It appears that cash was paid to acquire the shares of the operating companies,
        Tongdetang, Xuelingian and Yaoyuan. Please tell us how this is consistent with
        your statement that "as part of these restructuring transactions, no new capital was
        introduced."   In addition, explain how the non-cash distributions of $8,438,816 in
        connection with equity transfer agreements relate to the above acquisitions.

15.   Your response to prior comment 43 indicates the sole shareholder for all entities
        involved in the June 29, 2010 transactions was Mei Li Tsai and that the merger of
        the entities was accounted for as a "capital recapitalization." Please explain to us
        what this term means and identify the standard of accounting from which this
        term arises. We may have further comment upon review of your response.

16.   We note that the Share Exchange Agreement gives the former shareholders rights
        to purchase shares if various earnings targets were achieved. Tell us whether
        these targets were met, and if so, whether the rights were exercised. Explain any
        reasons for not exercising the call rights.

Pro Forma Financial Information, page 70

17.   In your response to our prior comment 51, you state that pursuant to the
        agreement with Top Flight Gamebirds (TFG), all pre-merger liabilities "would be
        settled" by the pre-merger shareholders of the Company. Tell us whether the
        liabilities were actually settled or not. Any remaining assets or liabilities of TFG

should be treated as net assets or net liabilities of discontinued operations on the historical balance sheet until their disposal. Revise as necessary.

General

18.   Please revise your other Exchange Act filings (e.g. Form 10-Q) to conform to any changes made as a result of our comments above, as necessary.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

19.   The statement of stockholders' equity indicates you have 2.6 million shares of stock outstanding while the balance sheet indicates you have 10.0 million shares of authorized stock and 26.0 million shares outstanding. Please revise to correct these apparent discrepancies or tell us why no changes are necessary.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

20.   Please reconcile the $11,120,619 in distribution – net income during the nine months ended September 30, 2010, to your consolidated statements of cash flows and balance sheet for the same period.

Item 4. Controls and Procedures, page 14

21.   We note that your disclosures do not comply with Item 307 of Regulation S-K in that a partial definition of disclosure controls and procedures has been provided. Your disclosure should be revised to remove the partial definition or to provide the full definition of disclosure controls and procedures.

22.   We note you concluded your disclosure controls and procedures were not effective. Please revise to disclose the material weaknesses that resulted in your ineffective conclusion. The items you identify may have arisen as a result of material weaknesses in disclosure controls and procedures but they are not material weaknesses. Also, revise to disclose the specific steps that you have taken, if any, to remediate each material weakness and disclose whether you believe that each material weakness still exists at the end of the period covered by the report.

Section 302 Certifications

23.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K as you replaced the words "other

certifying officer(s) and I" with "certifying officer" in paragraphs four and five.
Please confirm that in all future Exchange Act filings, you will use the words
"other certifying officer(s) and I" in your Section 302 certifications.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at
(202) 551-3871 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or me at
(202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Wei Wang
        Fax: (212) 930-9725